DM

18007515

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 05 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2633 Hamel Road
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas F. Otten 952-451-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 (Address) Provincial Blvd. Suite 100 Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Douglas F. Otten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUPAL D PATEL
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

Signature

President
Title

Rupal D Patel
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12 December 31, 2017

Contents

Report of Independent Auditor

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Northern Securities Inc
3003 Hamel Road
Medina MN 55340

Opinion on The Financial Statements

We have audited the statement of financial condition of Northern Securities Inc (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 · 713.252 5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 28, 2018

Northern Securities, Inc.
Financial Statements
Statement of Financial Condition
December 31, 2017

Assets		
Current assets		
Cash and equivalents	$	596
Commission receivable		1,211
Investments		13,359
Total current assets		15,166
Liabilities and Owners Equity		
Liabilities	$	-
Equity		
Common stock (1000 shares)	$	1,000.00
Paid-in capital		19,684
Retained earnings		(5,370)
Net income		(148)
Total ownership equity	$	15,166
Total liabilities and ownership equity	$	15,166

The accompanying notes are an integral part of these financial statements.

Northern Securities, Inc.
Statement of Operations
December 31, 2017

Revenue		
Commissions and fees	$	12,693
Total revenue		12,693
Expenses		
Bank Charges		106
Dues & subscriptions		100
Legal & professional		2250
Medical		242
Office expenses		3623
Regulatory fees		2440
Transportation		1941
Utilities		2984
Total expenses	$	13,686
Net income before comprehensive income	$	(993)
Other comprehensive income		
Unrealaizzed gains (losses)		845
Total other comprehensive income		845
Net income	$	(148)

The accompanying notes are an integral part of these financial statements.

Northern Securities, Inc.
Statement of Cash Flows
December 31, 2017

Operating activities		
Net income	$	(148)
Adjustment for:		
Depreciations		-
Accounts receivable		613
Other current assets		(846)
Net cash from operating activities		(381)
Investing activities		-
Financing activities		-
Net increase (decrease) in cash and equivalents		(381)
Cash and equivalents at beginning of period		976
Cash and equivalents at end of period	$	595

The accompanying notes are an integral part of these financial statements.

Northern Securities, Inc.
Statement of Changes in Ownership Equity
December 31, 2017

	Common Stock					
	Shares	Amount	Paid-in Capital	Retained Earnings	Dividends	Equity
January 1, 2017	1000	$ 1,000	$ 19,684	$ (5,370)	-	$ 15,314
Net income				(148)		$ (148)
December 31, 2017		$ 1,000	$ 19,684	$ (5,518)		$ 15,166

The accompanying notes are an integral part of these financial statements.

NORTHERN SECURITIES, INC.
Notes to Financial Statements
DECEMBER 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Northern Securities, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in 1994.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Commission Income

The Company's commission income is substantially derived from investment advisory services and sales of mutual funds. Commissions are recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provide under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred

Note 1 – Summary of Significant Accounting Policies (continued)

tax assets and liabilities during the period. The Company has recorded a full valuation allowance for its net deferred tax assets as of December 31, 2017 because realization of those assets is not reasonably assured.

The company will recognize a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Note 2 - FairValue

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Note 2 – FairValue (Continued)

Fair Value Measurements on a Recurring
Basis As of December 31, 2017

Assets Measured on a Recurring Basis:

			Significant Other	
	Significant		Quoted Price in Active	
	Unobservable Inputs	Markets for Identical	Observable Inputs	
	Quoted Price in Active Markets Identical Inputs	Significant Other Observable Inputs	Significant Unobservable Inputs	
12/31/2017	(Level I)	(Level 2)	(Level 3)	Total
Putnam High Yield Fund (PHYIX)	$13,359	-	-	$13,359

Note 3 - Income Taxes

At December 31, 2017, the Company had net operating losses ("NOL") carryforwards of $148.00 for federal income tax purposes. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Income tax provision:

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2017:

Deferred tax expense:	
Federal	-
State	-
Total deferred tax expense	-

Note 3 - Income Taxes (Continued)

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2017.

Deferred tax asset:	
Net Operating loss carryforwards	$ -
Deferred tax asset	$ -

Note 4 – Commitments and contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through March 20, 2018, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2017 requiring disclosure.

Northern Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Northern Securities, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity	$	15,166
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	2,004
Undue Concentration Charges	$	276
Net Allowable Capital	$	12,886

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	7,886

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$0
Percentage of Aggregate Indebtedness to Net Capital		0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$	13,964
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	(802)
(Increase) Decrease in Undue Concentration Charges	$	(276)
Net Capital per Audit	$	12,886
Reconciled Difference	$	-

NORTHERN SECURITIES, INC.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $12,866 which was $7,866 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)((1); Limited business (mutual funds and/or variable annuities only)

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is filing the AUP supplemental report because it filed for an exemption from SIPC membership using form SIPC 3.

NORTHER SECURITIES, INC.

Supplemental Schedule Pursuant to Exemptive Provisions Required by Rule 17a-5

As of and for the year ended December 31, 2017

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Douglas Otten
Northern Securities Inc
3003 Hamel Road
Medina, MN 55340

Dear Douglas Otten:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Northern Securities Inc identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Northern Securities Inc claims exemption from 17 C.F.R. §240.15c3-3. Northern Securities Inc stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Northern Securities Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Securities Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 28, 2018

Exemptive Provisions Rule 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company is exempt from Rule 15c3-3 pursuant to (k)(1).

NORTHERN SECURITIES,INC.

1/10/2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Northern Securities, Inc.

1. Claims exemptior **15c3-3(k)(1)** from 15c3-3;
2. We have met the identified exemption from 01/01/2017 through 12/31/2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Douglas F Otten 1/30/18
President
Northern Securities, Inc.

NORTHER SECURITIES, INC.

Agreed Upon Procedures Report Pursuant to SEA Rule 17a-5(e)(4)

As of and for the year ended December 31, 2017

BRYANT A. GAUDETTE, CPA

Northern Securities Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

Report of Independent Registered Public Accounting Firm

On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Northern Securities Inc (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2017, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to supporting schedules and working papers, noting, in addition to revenue earned in the distribution of mutual funds, there were gains in proprietary investment accounts of $846, and advisory services revenue of $6,957;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katy, TX

March 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

SIPC-3 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below)
x ______ President 6/23/16
December 31, 2017
Authorized Signature/Title Date

8-47547 FINRA DEC 10/31/1994
NORTHERN SECURITIES INC
3083 HAMEL ROAD
MEDINA, MN 55340

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
- ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Northern Securities
SIPC -3 (2017)
Schedule of Revenues

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Total
Distribution of Mutual Funds	$ 73	$ 1,443	$ 1,479	$ 2,720	$ 5,715
Gains (Losses) Firm Investment Accounts	$ 239	$ 220	$ 270	$ 117	$ 846
Advisory Services	$ -	$ 1,236	$ 4,747	$ 974	$ 6,957
Other	$ -	$ 20	$ -	$ -	$ -
Total revenue	$ 312	$ 2,919	$ 6,496	$ 3,811	$ 13,538